UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Schedule TO/A

Amendment No. 3 to

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

THE INTERPUBLIC GROUP OF COMPANIES, INC. (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

5¼% Series B Cumulative Convertible Perpetual Preferred Stock
(Title of Class of Securities)

460690 407 and 460690 803
(CUSIP Number of Class of Securities)

Nicholas J. Camera, Esq.
Senior Vice President, General Counsel and Secretary
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, New York 10036
(212) 704-1200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

David Lopez, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$400,000,000	$28,520

*
Calculated solely for purposes of determining the amount of the filing fee.  Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that the Company purchases the maximum number of shares possible at a purchase price per share equal to the maximum price, in each case calculated pursuant to the tender offer.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per $1 million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,520	Filing Party: The Interpublic Group of Companies, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: April 29, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by The Interpublic Group of Companies, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), with the Securities and Exchange Commission (the “Commission”) on April 29, 2010, as amended and supplemented by Amendment No. 1 and Amendment No. 2 thereto filed with the Commission on May 10, 2010 and May 25, 2010 respectively (the “Schedule TO”), relating to the offer (the “Tender Offer”) by the Company to purchase up to 370,000 shares of its outstanding 5¼% Series B Cumulative Convertible Perpetual Preferred Stock (liquidation preference of $1,000 per share) (the “Preferred Shares”) at the Purchase Price (as defined in the Offer to Purchase (defined below)).  The Tender Offer is made upon the terms and subject to the conditions contained in the Offer to Purchase, dated April 29, 2010 (as amended or supplemented on May 10, 2010, the “Offer to Purchase”) and the accompanying Letter of Transmittal (as amended or supplemented, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer Documents”).  A copy of the Offer to Purchase and the Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively.

The information in the Offer Documents, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	Additional Information.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Tender Offer expired at midnight, New York City time, on May 26, 2010 (the “Expiration Time”).  Based on the count by the Global Bondholder Services Corporation (the “Depositary”), 303,526 Preferred Shares were validly tendered in the Tender Offer.  The Company has accepted for payment 303,526 Preferred Shares at a purchase price of $869.86 per share (the “Purchase Price”), for a total cost of approximately $265,884,228, including accrued and unpaid dividends.  The number of Preferred Shares that the Company has purchased represents approximately 57.8% of the Preferred Shares outstanding.  On May 27, 2010, the Company issued a press release announcing the preliminary results of the Tender Offer and subsequently a press release announcing the final results of the Tender Offer.  A copy of each press release is filed as Exhibit (a)(8) and Exhibit (a)(9) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits, which are filed herewith:

(a)(8)	Press Release Announcing Preliminary Results dated May 27, 2010.
(a)(9)	Press Release Announcing Final Results dated May 27, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE INTERPUBLIC GROUP OF COMPANIES, INC.

By: /s/ Nicholas J. Camera
Name: Nicholas J. Camera
Title: Senior Vice President, General Counsel & Secretary

Dated:  May 27, 2010

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented to add the following exhibits, which are filed herewith:

Exhibit No.	Description
(a)(8)	Press Release Announcing Preliminary Results dated May 27, 2010.
(a)(9)	Press Release Announcing Final Results dated May 27, 2010.